Filed by Health Management Associates, Inc.

(Commission File No. 001-11141)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Health Management Associates, Inc.

(Commission File No. 001-11141)

On July 30, 2013, Health Management Associates, Inc. (“HMA”) issued the following communications to various constituents in connection with the acquisition of HMA by Community Health Systems, Inc.

Dear Associates:

I am pleased to announce that Health Management has agreed to be acquired by Community Health Systems, becoming part of one of the nation’s largest hospital companies. Together, we will operate 206 hospitals in 29 states, combining the talents of our people and the financial strengths of both great companies to better compete, grow and thrive in a rapidly evolving health care landscape. Most importantly, we will be able to continue providing the highest quality local patient care to the communities we serve.

This merger represents the successful conclusion of the strategic review process that our Board of Directors began at the end of last year. The Board believes strongly that it is in the best interest of the associates, physicians, shareholders and other stakeholders of both companies.

It is important for you to know that this combination will not impact the hospital operations of either company. Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We share an unwavering dedication to leading the industry in the quality of our patient care and outstanding customer satisfaction.

As you can see in the attached news release, the combined company will be based in Franklin, Tennessee. In the coming months we will work closely with CHS to plan the integration of our people, systems and facilities. While many of the details are obviously not yet determined, both companies recognize the integral role that all of you and your fellow associates have played – and will continue to play – in our success.

Until the merger is complete it will be business as usual at both of our companies. As our respective boards of directors and senior management teams work to complete the transaction sometime in the first quarter of 2014, it will be vital that we all remain focused on the most important task at hand – taking excellent care of our patients and their families.

There will be a town hall meeting today at 10 am in the Wells Fargo fourth floor lecture hall to discuss the merger and answer any questions you may have. I look forward to seeing you there.

Thank you for your hard work on behalf of Health Management and all that you do to ensure that we continue to provide America’s best local health care.

Sincerely,

Gary D. Newsome

President and Chief Executive Officer

Health Management Associates

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Dear Associates:

I am pleased to announce that Health Management has agreed to be acquired by Community Health Systems, becoming part of one of the nation’s largest hospital companies. Together, we will operate 206 hospitals in 29 states, combining the talents of our people and the financial strengths of both great companies to better compete, grow and thrive in a rapidly evolving health care landscape. Most importantly, we will be able to continue providing the highest quality local patient care to the communities we serve.

This merger represents the successful conclusion of the strategic review process that our Board of Directors began at the end of last year. The Board believes strongly that it is in the best interest of the associates, physicians, shareholders and other stakeholders of both companies.

It is important for you to know that this combination will not impact the hospital operations of either company. Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We share an unwavering dedication to leading the industry in the quality of our patient care and outstanding customer satisfaction.

As you can see in the attached news release, the combined company will be based in Franklin, Tennessee. In the coming months we will work closely with CHS to plan the integration of our people, systems and facilities. While many of the details are obviously not yet determined, both companies recognize the integral role that all of you and your fellow associates have played – and will continue to play – in our success.

Until the merger is complete it will be business as usual at both of our companies. As our respective boards of directors and senior management teams work to complete the transaction sometime in the first quarter of 2014, it will be vital that we all remain focused on the most important task at hand – taking excellent care of our patients and their families.

Thank you for your hard work on behalf of Health Management and all that you do to ensure that we continue to provide America’s best local health care.

Sincerely,

Gary D. Newsome

President and Chief Executive Officer

Health Management Associates

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS

AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Frequently Asked Questions for Associates

Regarding the Combination of Health Management and Community Health

Systems

1.	What is the strategic rationale behind this transaction?

This combination provides a strategic opportunity for Health Management to become part of one of the nation’s largest hospital companies with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states.

We believe this transaction is in the best interests of our patients, physicians, Associates, and other key stakeholders, as well as the communities we serve. It also provides substantial value to our shareholders.

2.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change.

3.	Why is CHS the best partner for Health Management?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

4.	What does this mean for Health Management employees? Will our salaries and benefits be affected?

While many of the details have yet to be determined, both companies recognize the integral role that all of you and your fellow Associates have played – and will continue to play – in our success.

The details of the integration will be determined in the months ahead. The CHS and Health Management leadership teams will communicate details of the transaction as information becomes available.

5.	Will we need to sell any individual hospitals as part of the transaction?

This is a highly complementary combination. Our companies have very little geographic overlap, but we will file for the necessary regulatory approvals and engage in that process as necessary.

6.	What will the combined company be called?

After the transaction closes, CHS will retain its name.

7.	Will there be continue to be offices in Naples?

The combined company will be headquartered CHS’ headquarters in Franklin, Tennessee. In the coming months CHS and Health Management will work closely to plan the integration of the two companies and many of the details of the integration are yet to be determined. The CHS and Health Management leadership teams will communicate details as information becomes available.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for leaders to use with Home Office Associates

•	As you now know, we announced some very important news this afternoon.

•

To summarize what you probably already read, Health Management has agreed to be acquired by Community Health Systems (CHS), becoming part of one of the nation’s largest hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	Together, we will have an even stronger financial and operational profile and enhanced means to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that our Board began at the end of last year.

•

The transaction is valued at approximately $7.6 billion and represents a premium to our unaffected share price – meaning the price before speculation about a possible transaction drove up the value of our shares.

•	CHS will acquire all our shares for cash and stock currently valued at $13.78 per Health Management share, consisting of $10.50 per share in cash plus shares of CHS common stock.

•	As a result of the transaction, Health Management shareholders will own approximately 16 percent of the combined company.

•	HMA shareholders will also receive something called a Contingent Value Right (or CVR) for each share they own, which could potentially yield an additional cash consideration of up to $1.00 per share.

•	All the details of the transaction are in our joint press release with CHS, which you received earlier.

•	Very importantly, this transaction will not impact the hospital operations of either company.

•	We believe this transaction is in the best interests of our patients, associates, physicians, and our other key stakeholders, as well as the communities we serve.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	The combined company will be based in Franklin, Tennessee, at CHS’ current headquarters.

•	In the coming months we will work closely with CHS to plan the integration.

•

Until then, it is business as usual. You should remain focused on your day-to-day responsibilities as our Board and senior management, together with our outside advisors, work on completing the transaction.

•	Everyone in this room should be proud of what your hard work and dedication has helped Health Management achieve. You have all played – and continue to play – an integral role in our success.

•	We understand that change can be unsettling, and I know you have many questions.

•	While the details of the integration won’t be worked out for several months, we will communicate how this may affect you as soon as that information becomes available.

•	In addition to the press release, we also sent you answers to some Frequently Asked Questions that address some questions you might have.

•	Unfortunately I don’t have a lot of additional information at the moment, but I would be happy to take your questions now.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for Hospital CEOs to use with Hospital Associates

•

I am pleased to announce that Health Management has agreed to be acquired by Community Health Systems (CHS), becoming part of one of the nation’s largest hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	Together, we will have an even stronger financial and operational profile and enhanced means to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that our Board began in December 2012.

•	The financial details of the transaction, which is valued at approximately $7.6 billion, are available in the joint press release we issued with CHS.

•	The most important thing to know about this transaction is that it will not impact any Health Management or CHS hospital operations.

•	We believe this transaction is in the best interests of our patients, Associates, physicians, and other key stakeholders of Health Management and CHS, as well as the communities we serve.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•

Until then, it is business as usual. You should remain focused on your day-to-day responsibilities as our Board of Directors and senior management, together with their outside advisors, work on completing the transaction.

•	Everyone in this room should be proud of what your hard work and dedication has helped Health Management achieve. You have all played – and continue to play – an integral role in our success.

•	We understand that change can be unsettling, and I know you have many questions.

•	While the details of the integration won’t be worked out for several months, we will communicate how this may affect you as soon as that information becomes available.

•	The combined company will be based in Franklin, Tennessee, at CHS’ current headquarters.

•	In addition to our press release, we also have an FAQ document that has responses to some questions.

•	I would be happy to take a few questions now.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for Employed Physicians

•

I am pleased to announce that Health Management has agreed to be acquired by Community Health Systems (CHS), becoming part of one of the nation’s largest hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	Together, we will have an even stronger financial and operational profile and the means to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that our Board began in December 2012.

•	The financial details of the transaction, which is valued at approximately $7.6 billion, is available in the joint press release we issued with CHS.

•	The most important thing to know about this transaction is that it will not impact any Health Management or CHS hospital operations.

•	We believe this transaction is in the best interests of our patients, Associates, physicians, and other key stakeholders of Health Management and CHS, as well as the communities we serve.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•

Until then, it is business as usual. You should remain focused on your day-to-day responsibilities as our Board of Directors and senior management, together with their outside advisors, work on completing the transaction.

•	Everyone in this room should be proud of what your hard work and dedication has helped Health Management achieve. You have all played – and continue to play – an integral role in our success.

•	We understand that change can be unsettling, and I know you have many questions.

•	While the details of the integration won’t be worked out for several months, we will communicate how this may affect you as soon as that information becomes available.

•	The combined company will be based in Franklin, Tennessee, at CHS’ current headquarters.

•	In addition to our press release, we also have provided you an FAQ document that has responses to some questions.

•	I would be happy to take a few questions now.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for Hospital Leaders to Use with Patients

•

You may have heard that Health Management will be acquired by Community Health Systems (CHS), becoming part of one of the nation’s largest hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•

The most important thing to know about this transaction is that it will not impact any Health Management or CHS hospital operations – we look forward to continuing to offer the best local patient care in the country.

•	The combination of our companies is in the best interests of our patients and the communities we serve.

•	Culturally and organizationally, our companies are ideal partners.

•	We both share an unwavering dedication to delivering the highest quality care, with a focus on continual improvement.

•	Again, our patients remain our priority, and you should see no change in our patient care or the physicians that will treat you.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Non-Employed Physicians Email

Dear Physicians:

I am pleased to announce that our parent company, Health Management Associates, Inc. (“HMA”), has agreed to be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies. Together, we will operate 206 hospitals in 29 states, combining the talents of our people and the financial strengths of both great companies to better compete, grow and thrive in a rapidly evolving health care landscape. Most importantly, we will be able to continue providing the highest quality local patient care to the communities we serve

This merger represents the successful conclusion of the strategic review process that HMA’s Board of Directors began at the end of last year. HMA’s Board believes strongly that it is in the best interest of the physicians, associates, shareholders and other stakeholders of both companies.

It is important for you to know that this combination will not impact the hospital operations of either company. Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We share an unwavering dedication to leading the industry in the quality of our patient care and outstanding customer satisfaction.

As you can see in the attached news release, the combined company will be based in Franklin, Tennessee. In the coming months we will work closely together to plan the integration of our people, systems and facilities. While many of the details are obviously not yet determined, both companies recognize the integral role that all of you and your fellow associates have played – and will continue to play – in our success.

Until the merger is complete it will be business as usual at both companies. As the HMA and CHS boards of directors and senior management teams work to complete the transaction sometime in the first quarter of 2014, it will be vital that all of you remain focused on the most important task at hand – taking excellent care of our patients and their families.

Thank you for your hard work on behalf of Health Management Associates and all that you do to ensure that we continue to provide America’s best local health care.

Sincerely,

Gary D. Newsome

President and Chief Executive Officer

Health Management Associates

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health

Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points and Q&A for Leaders to use with Non-Employed Physicians

•

I am pleased to announce an agreement under which Health Management Associates, Inc. (“HMA”) will be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, we will have an even stronger financial and operational profile and enhanced ability to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that our Board began in December 2012.

•	We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

•	The most important thing to know about this transaction is that it will not impact any HMA hospital operations.

•

Culturally and organizationally, our companies are ideal partners. We share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	Our businesses are highly complementary with very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	The entire HMA leadership team recognizes the integral role our first-rate physicians have played and will continue to play in our success.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•

Until then, it is business as usual. Please remain focused on your day-to-day responsibilities as HMA’s Board of Directors and senior management, together with their outside advisors, work on completing the transaction.

•	In the meantime, the press release we issued today and the FAQ document we distributed contain some additional information on the transaction.

•	We will communicate additional details as information becomes available.

•	As always, we are grateful for the outstanding work you do on behalf of our patients, hospitals and communities.

Q&A

General

1.	What is the strategic rationale behind this deal?

This combination provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

The combined company will be one of the largest publicly traded hospital companies in the United States. As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states, with a total bed count of approximately 31,000.

We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

It also provides substantial value to our shareholders, who will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader.

2.	Why CHS?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

3.	Do CHS and HMA have similar cultures? How do they differ? Will this affect integration?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We expect to plan the integration very carefully and expect that it will be a smooth process.

4.	How will this benefit the companies operationally? Will HMA be adopting CHS’s processes and standards?

The combined company will be exceptionally positioned to succeed in the rapidly evolving healthcare marketplace with a larger footprint, exciting growth opportunities and a strong financial position. We share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. You can expect that best practices of both companies will be adopted by the combined company.

5.	What will the combined company be called?

After the transaction closes, CHS will retain its name.

6.	How do your hospitals compare in terms of community demographics? Patient policies, etc.?

CHS and HMA share similar values, and this transaction will allow HMA to continue serving the communities it operates in. HMA’s mission to enable America’s best local health care and its vision to lead the hospital industry in quality and patient satisfaction will remain unchanged.

7.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change. The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities we serve.

Management and Governance

8.	What will the combined companies’ management structure look like? Will HMA’s existing management team be staying with the combined company?

The details of the integration, including the management structure, will be determined in the months ahead.

Doctors

9.	How will this benefit doctors?

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve. Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Together, we will form a stronger organization better prepared to face the changes and challenges within our industry.

10.	What do I tell patients?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way.

Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. The combination is also in the best interests of the physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve.

11.	Am I going to be reporting to someone else?

The details of the integration will be determined in the months ahead. The CHS and HMA leadership teams will communicate details of the transaction as information becomes available. However, CHS and HMA will remain independent companies until closing.

Hospital and Patient Care

12.	What does this mean for my hospital?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way. Our hospitals will continue to provide superior care for our patients in the communities we serve.

13.	What does this mean to patient care and staffing?

We expect our patients and the communities we serve will benefit through the sharing of best practices and expanded services. This transaction does not affect our unwavering commitment to the highest quality of patient care.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points to Use With LOI holders

•

We announced an agreement under which Health Management Associates, Inc. (“HMA”) will be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, we will have an even stronger financial and operational profile and enhanced ability to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that our Board began in December 2012.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	We look forward to moving forward with the transaction we have been discussing with you and your colleagues, and our transaction with CHS will have no impact in that regard.

•	In fact, we believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

•	The news release we issued to announce the transaction has some additional information and I would be glad to send it to you.

•	We look forward to our continuing discussions and relationship with you.

Q&A

General

1.	What is the strategic rationale behind this deal?

This combination provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

The combined company will be one of the largest-publicly traded hospital companies in the United States. As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states, with a total bed count of approximately 31,000.

We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

It also provides substantial value to our shareholders, who will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader.

2.	Why CHS?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

3.	How did the deal come about? Who approached whom, and how long have you been talking?

Both of our companies have been interested in a business combination to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry. Further details regarding the background of the transaction will be made available at a later point in time in the proxy statement/prospectus that will be filed with the SEC.

4.	How does this affect HMA’s in-process acquisitions?

We are moving forward as planned with all in-process acquisitions. We believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

5.	Do CHS and HMA have similar cultures? How do they differ? Will this affect integration?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We expect to plan the integration very carefully and expect that it will be a smooth process.

6.	How will this benefit the companies operationally? Will you be adopting CHS’s processes and standards?

The combined company will be exceptionally positioned to succeed in the rapidly evolving healthcare marketplace with a larger footprint, exciting growth opportunities and a strong financial position. We share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. You can expect that best practices of both companies will be adopted by the combined company.

7.	What will the combined company be called?

After the transaction closes, CHS will retain its name.

8.	How do your hospitals compare in terms of community demographics? Patient policies, etc.?

CHS and HMA share similar values, and this transaction will allow HMA to continue serving the communities it operates in. HMA’s mission to enable America’s best local health care and its vision to lead the hospital industry in quality and patient satisfaction will remain unchanged.

9.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change. The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities we serve.

Management and Governance

10.	What will the combined companies’ management structure look like? Will HMA’s existing management team be staying with the combined company?

The details of the integration, including the management structure, will be determined in the months ahead.

Physicians, Employees & Patients

11.	What does this mean for employees? Headquarters? Hospital level? Physician employees?

While many of the details are obviously not yet to be determined, both companies recognize the integral role that associates play - and will continue to play - in our success.

The details of the integration will be determined in the months ahead. The CHS and HMA leadership teams will communicate details of the transaction as information becomes available.

12.	How will this benefit doctors?

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve. Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Together, we will form a stronger organization better prepared to face the changes and challenges within our industry.

13.	What does this mean to patient care and staffing?

We expect our patients and the communities we serve will benefit through the sharing of best practices and expanded services. This merger does not affect our unwavering commitment to the highest quality of patient care.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for LOI holders to use with their respective teams and community leaders, boards

•

Health Management Associates, Inc. (“HMA”) announced an agreement to be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, HMA will have an even stronger financial and operational profile and enhanced means to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that the HMA Board of Directors began in December 2012.

•	HMA believes this transaction is in the best interests of all its associates and physicians, as well as its patients and communities.

•

HMA informed us they are moving forward as planned with the transaction we have been working on with them. They believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

•	They relayed that they will do their best to communicate details regarding the combination with CHS in a timely manner.

•	In the meantime we should all stay focused on our responsibilities.

•	If you’re interested, I can send you the press release that was issued to announce the HMA-CHS combination.

Q&A

General

1.	What is the strategic rationale behind this deal?

This combination provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

The combined company will be one of the largest-publicly traded hospital companies in the United States. As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states, with a total bed count of approximately 31,000.

We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

It also provides substantial value to our shareholders, who will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader.

2.	Why CHS?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

3.	How did the deal come about? Who approached whom, and how long have you been talking?

Both of our companies have been interested in a business combination to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry. Further details regarding the background of the transaction will be made available at a later point in time in the proxy statement/prospectus that will be filed with the SEC.

4.	How does this affect HMA’s in-process acquisitions?

We are moving forward as planned with all in-process acquisitions. We believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

5.	Do CHS and HMA have similar cultures? How do they differ? Will this affect integration?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We expect to plan the integration very carefully and expect that it will be a smooth process.

6.	How will this benefit the companies operationally? Will you be adopting CHS’s processes and standards?

The combined company will be exceptionally positioned to succeed in the rapidly evolving healthcare marketplace with a larger footprint, exciting growth opportunities and a strong financial position. We share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. You can expect that best practices of both companies will be adopted by the combined company.

7.	What will the combined company be called?

After the transaction closes, CHS will retain its name.

8.	How do your hospitals compare in terms of community demographics? Patient policies, etc.?

CHS and HMA share similar values, and this transaction will allow HMA to continue serving the communities in which it operates. HMA’s mission to enable America’s best local health care and its vision to lead the hospital industry in quality and patient satisfaction will remain unchanged.

9.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change.

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities we serve.

Management and Governance

10.	What will the combined companies’ management structure look like? Will HMA’s existing management team be staying with the combined company?

The details of the integration, including the management structure, will be determined in the months ahead.

Physicians, Employees & Patients

11.	What does this mean for employees? Headquarters? Hospital level? Physician employees?

While many of the details are obviously not yet to be determined, both companies recognize the integral role that associates play - and will continue to play - in our success.

The details of the integration will be determined in the months ahead. The CHS and HMA leadership teams will communicate details of the transaction as information becomes available.

12.	How will this benefit doctors?

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve. Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Together, we will form a stronger organization better prepared to face the changes and challenges within our industry.

13.	What does this mean to patient care and staffing?

We expect our patients and the communities we serve will benefit through the sharing of best practices and expanded services. This merger does not affect our unwavering commitment to the highest quality of patient care.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for JV Partners

•

Health Management Associates, Inc. (“HMA”) announced an agreement under which it will be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, HMA will have an even stronger financial and operational profile and enhanced ability to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that its Board of Directors began in December 2012.

•	The most important thing to know about this transaction is that it will not impact any HMA hospital operations, including current arrangements under our Joint Venture.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•	In the meantime, the press release we issued today and the FAQ document we distributed contain some additional information on the transaction.

•	We look forward to continuing our partnership with you.

Q&A

General

1.	What is the strategic rationale behind this deal?

This combination provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

The combined company will be one of the largest-publicly traded hospital companies in the United States. As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states, with a total bed count of approximately 31,000.

We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

It also provides substantial value to our shareholders, who will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader.

2.	Why CHS?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

3.	How did the deal come about? Who approached whom, and how long have you been talking?

Both of our companies have been interested in a business combination to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry. Further details regarding the background of the transaction will be made available at a later point in time in the proxy statement/prospectus that will be filed with the SEC.

4.	Do CHS and HMA have similar cultures? How do they differ? Will this affect integration?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We expect to plan the integration very carefully and expect that it will be a smooth process.

5.	What will the combined company be called?

After the transaction closes, CHS will retain its name.

6.	How do the hospitals compare in terms of community demographics? Patient policies, etc.?

CHS and HMA share similar values, and this transaction will allow HMA to continue serving the communities it operates in. HMA’s mission to enable America’s best local health care and its vision to lead the hospital industry in quality and patient satisfaction will remain unchanged.

7.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change.

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities we serve.

Management and Governance

8.	What will the combined companies’ management structure look like? Will HMA’s existing management team be staying with the combined company?

The details of the integration, including the management structure, will be determined in the months ahead.

Patients, Physicians, Physicians and Hospitals

9.	What do I tell patients?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way.

Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. The combination is also in the best interests of the physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve.

10.	What does this mean to patient care and staffing?

We expect our patients and the communities we serve will benefit through the sharing of best practices and expanded services. This merger does not affect our unwavering commitment to the highest quality of patient care.

11.	What does this mean for individual hospitals?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way. Our hospitals will continue to provide superior care for our patients in the communities we serve.

12.	How will this benefit doctors?

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve. Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Together, we will form a stronger organization better prepared to face the changes and challenges within our industry.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

* * *

Talking Points for Physician JV’ed Hospitals (facilities that also have minority ownership by physicians)

•

Health Management Associates, Inc. (“HMA”) announced an agreement under which it will be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, HMA will have an even stronger financial and operational profile and enhanced ability to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	This transaction represents the successful conclusion of the strategic review process that its Board of Directors began in December 2012.

•	The most important thing to know about this transaction is that it will not impact any HMA hospital operations, including current arrangements under our Joint Venture.

•	We believe the operational and financial benefits associated with the proposed combination will make us an even more attractive partner over the long term.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•	In the meantime, the press release we issued today contains some additional information on the transaction.

•	We look forward to continuing our partnership with you.

Q&A

General

1.	What is the strategic rationale behind this deal?

This combination provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry.

The combined company will be one of the largest-publicly traded hospital companies in the United States. As a result of the transaction, which is valued at approximately $7.6 billion, the combined company would own or operate approximately 206 hospitals in 29 states, with a total bed count of approximately 31,000.

We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

It also provides substantial value to our shareholders, who will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader.

2.	Why CHS?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap, and a similar strategic focus on suburban and rural hospitals. We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

3.	How did the deal come about? Who approached whom, and how long have you been talking?

Both of our companies have been interested in a business combination to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry. Further details regarding the background of the transaction will be made available at a later point in time in the proxy statement/prospectus that will be filed with the SEC.

4.	Do CHS and HMA have similar cultures? How do they differ? Will this affect integration?

Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals. We expect to plan the integration very carefully and expect that it will be a smooth process.

5.	How will this benefit the companies operationally? Will we be adopting CHS’s processes and standards?

The combined company will be exceptionally positioned to succeed in the rapidly evolving healthcare marketplace with a larger footprint, exciting growth opportunities and a strong financial position. We share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. You can expect that best practices of both companies will be adopted by the combined company.

6.	How do your hospitals compare in terms of community demographics? Patient policies, etc.?

CHS and HMA share similar values, and this transaction will allow HMA to continue serving the communities it operates in. HMA’s mission to enable America’s best local health care and its vision to lead the hospital industry in quality and patient satisfaction will remain unchanged.

7.	Is this good for patients?

Yes. The combination reflects our mutual, unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Our deep commitment to providing the highest quality local patient care will not change.

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities we serve.

Management and Governance

8.	What will the combined companies’ management structure look like? Will HMA’s existing management team be staying with the combined company?

The details of the integration, including the management structure, will be determined in the months ahead.

Employees

9.	What does this mean for employees? Headquarters? Hospital level? Physician employees?

While many of the details are obviously not yet to be determined, both companies recognize the integral role that all of you and your fellow associates have played - and will continue to play - in our success.

The details of the integration will be determined in the months ahead. The CHS and HMA leadership teams will communicate details of the transaction as information becomes available.

Doctors

10.	How will this benefit doctors?

The combination is in the best interests of the patients, physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve. Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. Together, we will form a stronger organization better prepared to face the changes and challenges within our industry.

11.	What do I tell patients?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way.

Both companies share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement. The combination is also in the best interests of the physicians, associates and other key stakeholders of both companies, as well as the communities in which we operate and serve

12.	Am I going to be reporting to someone else?

The details of the integration will be determined in the months ahead. The CHS and HMA leadership teams will communicate details of the transaction as information becomes available. However, CHS and HMA will remain independent companies until closing.

Hospital and Patient Care

13.	What does this mean for my hospital?

The most important thing to know about this transaction is that it will not impact the hospital operations of either company in any way. Our hospitals will continue to provide superior care for our patients in the communities we serve.

14.	What does this mean to patient care and staffing?

We expect our patients and the communities we serve will benefit through the sharing of best practices and expanded services. This merger does not affect our unwavering commitment to the highest quality of patient care.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

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Talking Points for Payors

•

Health Management Associates, Inc. (“HMA”) announced an agreement under which it will be acquired by Community Health Systems, Inc. (“CHS”), becoming part of one of the nation’s largest publicly traded hospital companies, with a deep commitment to providing the highest quality local patient care through 206 owned, operated or leased hospitals in communities across 29 states.

•	As one company, HMA will have an even stronger financial and operational profile and enhanced ability to compete, grow and thrive in a rapidly evolving healthcare landscape.

•	The most important thing to know about this transaction is that it will not impact any HMA hospital operations, including our arrangements with you.

•	We believe this transaction is in the best interests of our patients, physicians, associates, and other key stakeholders, as well as the communities we serve.

•	Culturally and organizationally, our companies are ideal partners, with highly complementary businesses, very little geographic overlap and a similar strategic focus on suburban and rural hospitals.

•	We also share an unwavering dedication to leading the industry in the quality of our patient care and in customer satisfaction, with a focus on continual improvement.

•	In the coming months we will work closely with CHS to plan the integration of the two companies.

•	In the meantime, the press release we issued today contains some additional information on the transaction.

•	We look forward to continuing our partnership with you.

Important Information and Where to Find It

Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both HMA and CHS; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

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